13 February 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 252,000 Reed Elsevier PLC ordinary shares at a price of 913.1612p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 105,229,494 ordinary shares in treasury, and has 1,162,258,913 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 5,782,660 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 150,000 Reed Elsevier NV ordinary shares at a price of €15.7367 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 64,255,193 ordinary shares in treasury, and has 670,556,710 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 3,360,000 shares.